William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

3rd September 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

09046899

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  August 4th; 4th; 11th; 13th; 17th; 20th, 27th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

9/9

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 04 August 2009 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8035W
William Hill PLC
04 August 2009

William Hill PLC

Interim results for the 26 weeks ended 30 June 2009

4 August 2009

William Hill PLC (William Hill or the Group) (LSE: WMH) announces its results for the 26 weeks ended 30 June 2009 (the period).

Financial highlights	26 weeks ended 30 Jun 2009 (£m)	26 weeks ended 1 Jul 2008 (£m)	% change vs 2008
Net revenue(1)	515.5	488.8	+5%
- Retail net revenue	393.2	398.2	-1%
- William Hill Online net revenue(2)	100.1	63.5	+58%
EBITA(3)	134.6	145.1	-7%
Operating profit (pre-exceptional items)	131.8	145.1	-9%
Operating profit (post exceptional items)	124.2	142.6	-13%
Earnings per share-basic(4)	10.0p	16.1p	-38%
Earnings per share-adjusted basic (4)	11.9p	16.5p	-28%

Highlights for the period to 30 June 2009

- Solid performance in the first half in spite of difficult economic environment
- Group net revenue up 5%, EBITA down 7%
- Resilient retail business with poor horseracing results offset by good machines performance
- Good progress in establishing William Hill Online as a platform for growth
- Sportsbook and fixed-odds games to be transferred to Gibraltar *(see separate announcement)*
- Stronger balance sheet following successful rights issue and refinancing
- Dividend reintroduced at 2.5p per share(6)

Ralph Topping, Chief Executive of William Hill, commented:

"We have delivered a solid trading performance in the first half, in spite of the tough economic environment and a mixed set of sporting results. However, in July the performance was affected by weakness in horseracing margins and quieter trading on Saturdays and Sundays outside the football season.

"The extensive integration process for William Hill Online is making good progress and we are starting to see the benefits of the expanded business coming through. I am especially pleased with the number of new online customers we have attracted during the first half.

"The economic environment remains tough and makes it difficult to predict any clear trends. Whilst we have shown resilience in the first half, as we look to the balance of the year we are cognisant of rising unemployment and constraints on consumer spending generally, as well as a weaker horseracing product.

"As a consequence of the first half performance, the difficult July and the uncertain economic environment, we anticipate that our profits for the full year from the retail channel are likely to be lower than previously expected. However, we remain comfortable with the market consensus for William Hill Online and look forward to the return of the football trade when the season starts again in mid-August.

"A number of strategic initiatives also ensure we are better positioned to respond to the challenges we face. We have a strengthened balance sheet; have withdrawn from our international retail operations in Italy and are in the process of withdrawing from Spain; have a strong platform to continue to grow our online business; are well placed to benefit from the imminent transfer of Sportsbook and fixed-odds games to Gibraltar; and continue to have a highly competitive position in gaming machines."

Notes:

(1) 2008 numbers are restated in line with page 67 of the 2008 Annual Report and Accounts

(2) H1 2009 period includes assets acquired from Playtech

(3) Earnings before interest, tax and amortisation, excluding exceptional items

(4) 2008 EPS numbers are restated to reflect the rights issue completed in April 2009. Basic EPS is based on 586.6 million shares for 2009 and 494.0 million shares for 2008. EPS is shown before exceptional and amortisation.

(5) Pro forma numbers compare William Hill Online's 2009 results with the combined 2008 results of William Hill's existing online business and the assets acquired from Playtech, as detailed in the announcement issued on 20 October 2008

(6) Based on shares in issue of 696,048,985 as at 30 June 2009.

Analyst and investor presentation			
Meeting: 9.00 a.m. BST The Lincoln Centre 18 Lincoln's Inn Fields London WC2A 3ED	**Live conference call:** Tel: 0800 634 5205 Int'l: +44 (0) 20 8817 9301 Passcode: 1757633	**Archive conference call:** Tel: +44 (0) 20 7769 6425 Int'l: +44 (0) 20 7769 6425 PIN: 1757633 (available after the meeting until 11 August 2009)	**Webcast:** www.williamhillplc.com Available live and, until 4 August 2010 as an archive

Enquiries:		
William Hill PLC	Ralph Topping, Chief Executive Simon Lane, Group Finance Director Lyndsay Wright, Head of IR	Today: tel +44 (0) 20 7404 5959 Thereafter: tel +44 (0) 20 8918 3600
Brunswick	Simon Sporborg Justine McIlroy Tom Williams	Tel: +44 (0) 20 7404 5959

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with over 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

Cautionary note regarding forward-looking statements

These results include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these results and the information incorporated by reference into these results and include statements regarding the intentions, beliefs or current expectations of the directors, William Hill or the Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of William Hill and the industry in which it operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond William Hill's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industry in which it operates may differ materially from the impression created by the forward-looking statements contained in these results and/or the information incorporated by reference into these results. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group and the development of the industry in which it operates, are consistent with the forward-looking statements contained in these results and/or the information incorporated by reference into these results, those

results or developments may not be indicative of results or developments in subsequent periods.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), William Hill does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

William Hill has delivered a solid performance in the first six months of 2009 despite a difficult economic environment, achieving a 5% increase in net revenue for the business as a whole and a pro forma net revenue increase of 12% for William Hill Online. Earnings before interest, tax and amortisation (EBITA) declined by 7% compared with the first six months of 2008 as a result of some one-off costs in retail and our investment in both development of the retail estate and in William Hill Online.

Trading performance in the first six months

Trading performance was particularly affected by a number of periods of unfavourable sporting results. In January and February, the business was negatively impacted by the cancellation of horseracing fixtures and in March horseracing results, particularly at the Cheltenham Festival, went in the customers' favour. April saw an outstanding Grand National result and good football performance. May proved a challenging month as the business recorded a loss on football. Throughout the six months, performance has also been affected by a weaker horseracing product, where the average number of runners per race and the margin per runner were lower than in the last two years. While UK racing as a product has not performed well, other products helped to compensate for this, especially machines and football.

The impact of sporting results is reflected across all channels, with net revenue down 9% over-the-counter (OTC) in retail, 18% in telephone and 1% in the online Sportsbook. In contrast, gaming activities performed well, with the machines gross win in the shops up 11% and net revenue from gaming in the online channel up 16% on a pro forma basis (88% compared with William Hill alone last year).

Since the beginning of January, we have been focused on the integration of the assets we acquired from Playtech into William Hill Online, our internet business. Our goal remains to create a leading international business that is not only competitive in the UK but also across Europe. We are building a business with a strong sports-betting offering, high-quality gaming products and specialist marketing and customer services capabilities. We have made good progress on what is both an extensive and global integration process. Although the macro environment remains challenging for online operators, William Hill Online succeeded in increasing its pro forma net revenue by 12% during this integration period and added 356,000 new accounts, up 30% on the pro forma comparator period last year.

As announced in May, following a strategic review, we are in the process of withdrawing from our joint venture with Codere in Spain, where the economic environment and slow regulatory process have made it difficult to achieve operational scale as quickly as we felt was necessary. We are focusing instead on William Hill Online as our route for targeting international markets.

Current trading and outlook

In the four weeks since the period end to 28 July, Group net revenue including the expanded online business was up 2%. At this time of the year, we are always more reliant on horseracing as a betting product, especially in the absence of football. The performance over this short trading period has reflected continued weakness in horseracing margins and quieter trading on Saturdays and Sundays, especially in retail. Poor sporting results have affected all three channels with, for example, gross win in retail down 6% compared with the same four weeks in 2008 and the gross win margin at 15.7% against 16.4% in 2008. Offsetting this, machines in retail and William Hill Online continue to show good growth.

The economic environment remains tough and makes it difficult to predict any clear trends. Whilst we have shown resilience in the first half, as we look to the balance of the year we are cognisant of rising unemployment and constraints on consumer spending generally, as well as a weaker horseracing product.

As a consequence of the first half performance, the difficult July and the uncertain economic environment, we anticipate that our profits for the full year from the retail channel are likely to be lower than previously expected. However, we remain comfortable with the market consensus for William Hill Online and look forward to the return of the football trade when the season starts again in mid-August.

A number of recent strategic initiatives also ensure we are better positioned to respond to the challenges we face: we

have a strengthened balance sheet; have withdrawn from our international retail operations in Italy and are in the process of withdrawing from Spain; have a strong platform to continue to grow our online business; are well placed to benefit from the imminent transfer of Sportsbook and fixed-odds games to Gibraltar; and continue to have a highly competitive position in gaming machines.

Dividend

As announced at the time of the refinancing in February, we are reintroducing the dividend at this 2009 interim stage. The Board is proposing to pay an interim dividend of 2.5 pence per share (2008 - 7.75 pence per share) on 7 December 2009 to those shareholders on the register at 30 October 2009. This is calculated on the number of shares in issue at 30 June 2009 which, excluding shares held in Treasury, totals 696,048,985.

Business Review

Operating review

The following table provides a summary of the key financial results from William Hill's principal activities during the period:

	Net revenue			Operating profit before exceptional items		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
	£m	**£m**	**%**	**£m**	**£m**	**%**
Retail	393.2	398.2	-1%	111.5	123.5	-10%
Online	100.1	63.5	+58%	31.4	27.7	+13%
Telephone	18.6	22.8	-18%	1.2	4.5	-73%
Other	3.6	4.3	-16%	0.2	0.8	-75%
JVs	-	-	-	(2.1)	(3.3)	+37%
Associates	-	-	-	1.6	1.9	-16%
Central overheads	-	-	-	(9.2)	(10.0)	-8%
EBITA	-	-	-	**134.6**	**145.1**	**-7%**
Amortisation	-	-	-	(2.8)	-	-
Total	**515.5**	**488.8**	**+5%**	**131.8**	**145.1**	**-9%**

Notes: 2008 numbers are restated in line with page 67 of the 2008 Annual Report and Accounts

Retail

In the first six months, gross win was down 1%, comprised of a 9% decline in over-the-counter (OTC) and 11% growth in gaming machines. Operating profit fell by 10%. As we reported in April, for the first four months of 2009 the principal drivers of this decline in OTC were poor horseracing results in March and the cancellation of around one third of UK horseracing fixtures in January and February. Since then, this has been compounded by unusually poor football results in May, particularly associated with consistently good performances at the end of the 2008-2009 football season by the big four clubs, Manchester United, Arsenal, Liverpool and Chelsea. However, a good gross win margin together with a strong performance from machines compensated for a lower level of amounts wagered over-the-counter, giving us a comparable result overall.

We invested £7.5m in estate development during the period, increasing the average number of LBOs by 1% to 2,316 (H1 2008 - 2,297; FY 2008 - 2,299). We opened 22 new LBOs and extended or re-sited 14 existing shops. We closed 22 shops, of which 13 were in the Republic of Ireland where the lack of machines and a more limited product range make it difficult to achieve good levels of profitability. We continue to operate 35 shops in the Republic of Ireland.

Retail benefitted from a continuing strong performance from gaming machines, which accounted for 41% of gross win in the period. We increased the proportion of higher margin B3 category games and continued to innovate by introducing category C content onto the machines following the increase in the maximum jackpot for these games to £70. The average number of gaming machines grew by 2% year-on-year to 8,707 (H1 2008 - 8520, FY 2008 - 8,549). As a result of these initiatives, we have improved the average contribution per machine per week by 12% to £572 (H1 2008 - £513; FY 2008 - £529) and have increased our gross win margin to 3.1% (H1 2008 - 2.9%; FY 2008 - 3.0%).

After a successful trial in 100 shops, we will shortly start to roll out new "Storm" machines provided by Inspired Gaming, which give a high-quality gaming experience with HD technology. A total of 6,100 machines will be installed in 1,650 shops across our estate by the end of the first quarter of 2010.

Overall costs in retail increased by 5% compared with the same period in 2008 but by only 2% on an underlying basis

excluding development and one-off impacts. Costs have been carefully controlled through measures such as an all-employee pay freeze, which has been in place since March. As previously guided, we expect underlying cost inflation in the retail channel to be kept to 4% or less for the full year.

Online

In December 2008, we acquired from Playtech Limited a business operating gaming websites, a specialist online marketing team and a customer services operation. We combined these with our existing online business to create William Hill Online.

Since the beginning of the year, we have been focused on integrating our existing operation with those we acquired. We have made good progress against our integration plan and have successfully:

- built a new management team and a headquarters operation in Gibraltar;
- transferred employees from the UK and from Israel to Gibraltar and other locations worldwide;
- improved our gaming offering by launching new poker and casino websites using Playtech's software;
- increased the number of markets and improved the quality of our bet-in-play offering in the Sportsbook; and
- expanded our marketing reach by connecting our market-leading affiliates network to all William Hill Online products.

Against the backdrop of this integration, William Hill Online is performing well, increasing net revenues by 58% compared with William Hill's standalone business and by 12% on a pro forma basis. We have also seen good growth in new accounts and unique active accounts, up 30% and 29% respectively. Operating profit is up 13% compared with William Hill standalone but is down 13% on a pro forma basis as we make significant investment to establish and grow the business.

In the period, net revenue from the Sportsbook was down by 1%, impacted by the sporting results described above. However, amounts wagered are 9% higher and new accounts have grown by 7%, demonstrating a good underlying performance. This is reinforced by the 18% net revenue growth recorded in the second quarter compared with the first quarter of 2009. We have particularly focused on enhancing our betting-in-play offering and this is an exciting growth opportunity for us. For example, during the Wimbledon fortnight, we offered more betting-in-play markets than any other online sports-betting company and the same approach will be taken to our football product during the 2009/2010 season.

Net revenue from gaming activities grew by 88% compared with William Hill standalone or 16% on a pro forma basis. During the period we launched a standalone casino site, William Hill Casino Club, using Playtech's software and will launch an integrated casino at williamhill.com during the fourth quarter. Casino and bingo/skill performed strongly, with pro forma net revenue up 21% and 50%, respectively. This reflects strong growth in new accounts, up 69% in casino and 95% in bingo on a pro forma basis, with both benefitting from our improved marketing capability. Poker, however, declined by 15% after we migrated our customers in March to an integrated site on the Playtech i-Poker network. We are confident the benefits of this more liquid platform will be demonstrated in due course and are continuing to enhance the product by adding Sterling- and Euro-based tables to the existing US dollar-denominated ones.

As we are building a long-term platform for growth, especially internationally, our operating costs are approximately £14m higher on a pro forma basis. This includes £5.2m extra staff costs, a significant proportion of which relates to a provision for a senior management long-term incentive arrangement. Property costs have increased by approximately £0.5m for establishing and running the new office in Gibraltar. Depreciation has increased by £2.5m, primarily as a result of our investment in the new Sportsbook last year. We have also invested approximately £4m extra in marketing, taking total marketing investment in the half to £21.5m, particularly in casino where we have achieved significant growth in new customers and net revenue. We have also successfully reduced the average cost per customer acquisition (CPA) by 6% in the first six months. However, the climate for online betting and gaming is challenging in the current economic conditions and, in common with other companies, we have seen weakness in the yield per active customer this year, particularly in casino, and are reviewing our marketing activities.

Today, we have announced that the Sportsbook and online fixed-odds games will be transferred from the UK to Gibraltar as part of the integration. Gibraltar is a leading centre for online betting and gaming companies and offers us access to a unique talent base, an established regulatory environment and a competitive tax regime. As a result of the move, William Hill Online will be well positioned to compete on an international stage, having levelled the playing field with other offshore operators. We will benefit from cost savings already being achieved by other offshore operators, a circumstance which has previously put it at a commercial disadvantage.

Telephone

This is our most mature channel, now contributing approximately 4% of Group net revenue, and we have taken steps in

recent years to migrate smaller betting customers online as a more cost-effective and efficient way of handling their bets. We still have, we believe, one of the largest telephone-based betting businesses in the UK, with approximately 125,000 active customers as at 30 June 2009 (H1 2008 - 141,000; FY 2008 - 131,500).

As around 80% of telephone stakes relate to horseracing, the race fixture cancellations and poor results highlighted above had a disproportionate effect on this channel in the first quarter, leading to a trading loss. However, in the second quarter the business has performed strongly, reducing the overall decline in gross win from 31% at the end of April to 18% at the end of June. As a result, telephone recorded a 63% increase in second quarter operating profits compared with the second quarter last year, although operating profit for the six months is down to £1.2m. We have controlled costs carefully in the period, with an increase of only 2%, and are continuing to review ways to improve profitability.

International

In May, following a strategic review with Codere S.A. of Victoria, our Spanish land-based joint venture, we took the decision to withdraw gradually from that joint venture over the coming months. Codere will continue to manage the business with bookmaking services being provided by William Hill.

Achieving relevant scale for the business has always been dependent upon a substantial growth in the number of outlets but has proved problematic because of the slow granting of local regulatory consents and the slower-than-anticipated regulatory changes within other regions. These factors, coupled with the difficult economic situation within Spain, were likely to lead to additional capital requirements and a delay in achieving our target return for the venture.

Regulation

In July, the Gambling Commission published its report to the Minister for Sport on high-stake, high-prize gaming machines, which include the B2 and B3 gaming machines we operate in our shops. This was in response to the Minister's request that the Gambling Commission identify what further research is needed to understand the impact of these machines on problem gamblers. It concluded:

- Generally, the range of permitted stakes and prizes on British machines is relatively low by International standards;
- The levels of stakes and prizes on their own are not the only important considerations so reviews should continue to look at a wide range of structural machine characteristics, environmental factors and gamblers' personal motivations;
- Better data on gaming machine player participation and patterns of play would allow for more robust monitoring of the impact of future changes to stakes and prizes; and
- The existing regulatory framework already contains a number of measures to protect players.

The Gambling Commission has proposed a programme of further research focused on improving education, information and player control as well as exploring the impact of the factors described above. This research is expected to take as much as five years to complete.

We welcome this report, which in our view takes a data-driven view of problem gambling . This should help to support a more measured approach to machines and to separate the questions of regulation and tax, which are often linked erroneously.

Legal

In 2008, William Hill, together with other bookmakers, instituted proceedings against Turf TV alleging that Turf TV acquired its television coverage rights in an uncompetitive manner. At first instance, we and the other claimants lost our claim and appealed against that judgement. The appeal decision, which was announced at the end of July, went against us. We are considering the judgement and our options with our legal advisers but are minded to appeal.

HM Treasury consultation on gaming machines taxation

In July, HM Treasury initiated a consultation on a gross profits tax (GPT) system for gaming machines, which it proposes as a replacement for the current tax regime of VAT and Amusement Machine Licence Duty (AMLD). We are encouraged by HM Treasury's indication that the GPT regime would "be set at a revenue neutral rate overall". The consultation will run until 23 October 2009 and HM Treasury expects to publish a summary of responses shortly thereafter. We will submit our response in the coming weeks.

Refinancing

In February, we announced that we had entered into new bank debt facilities that, together with our £250m existing bank facility, led to an aggregate funding of £838.5m. At the same time, we announced a proposed one-for-one rights issue to raise £350m net of expenses. Together, the new debt facilities and the rights issue were intended to meet our total funding requirement. The rights issue was successfully completed on 8 April. Acceptances received from shareholders represented approximately 97.41% of the total number offered to shareholders, and the remaining 2.59% of shares were placed in the market at a price of 191.81p per share.

As a result of the rights issue, our net debt, for covenant purposes, has fallen from £1,022m at 30 December 2008 to £637m at 30 June 2009.

Board of Directors

After seven years as a Non-Executive Director, Barry Gibson retired from the Board and from his position as Senior Non-Executive Director at the end of the Annual General Meeting in May. The Board would like to express their sincere thanks to Barry for his valuable contribution during that time.

Financial review

Group net revenue

Group net revenue was £515.5m (2008 - £488.8m), up 5%. A decline in retail and telephone was offset by growth from William Hill Online.

Cost of sales

Cost of sales includes gross profit tax, horse racing levy, AMLD and VAT payable on gaming machines and royalties payable to third parties for software licences. Cost of sales decreased by 2% to £84.7m (2008 - £86.2m).

Net operating expenses

Net operating expenses for the Group were £306.1m (2008 - £258.6m). However, excluding the effect of exceptional items and amortisation of intangibles but including operating income, net operating expenses were £295.7m (2008 - £256.1m). This equates to a 15% increase year-on-year, which is primarily attributable to increased headcount and marketing costs for William Hill Online and energy and costs for the retail channel, together with the cost of closing shops in the Republic of Ireland. This was partially offset by staff costs in the rest of the business being kept flat.

Exceptional expenses

There were pre-tax exceptional expenses of £11.6m in the period (2008 - £2.2m). This includes £7.6m relating to the integration of William Hill Online, £1.6m for the refinancing and right issue and a £2.4m interest charge relating to ineffective interest rate hedging.

Share of results of associates and joint ventures

This relates to the Group's share of profit from our associate SIS and our share of losses in respect of our joint venture in Spain. Our share of results from the joint venture with Codere was a loss of £2.1m (2008 - loss of £3.3m). Our share of profit from SIS was £1.6m (2008 - £1.9m).

Depreciation and amortisation

We are now incurring additional depreciation and amortisation costs as a result of investing in the new online Sportsbook and adding intangible assets through the William Hill Online acquisition. Depreciation has increased by £2.4m to £18.5m (2008 - £16.1m), including the Sportsbook, which is being depreciated over five years. £19.9m intangible assets relating to William Hill Online are being amortised over either one year or five years, resulting in a charge of £2.8m in the period.

Finance costs

Net finance costs before exceptional items in the period were £28.7m (2008 - £31.8m), reflecting the reduction in average net debt in the period.

Taxation

Tax on profit before exceptional items was £26.4m (2008 - £31.6m). The Group's effective tax rate decreased from 27.6% to 25.5% as a result of the creation of William Hill Online.

Profit after tax

Profit after tax was £67.8m (2008 - £79.7m). Profit after tax but before exceptional items was £76.7m (2008 - £81.7m).

Minority interest

A minority interest of £9.1m was recorded, being Playtech's share of William Hill Online's profit in the period.

Earnings per share (EPS)

Basic EPS was 10.0 pence against 16.1 pence in 2008. On an adjusted basis (before exceptional items and amortisation), EPS was 11.9 pence (2008 - 16.5 pence) and adjusted diluted EPS was 11.8 pence (2008 - 16.5 pence). All prior-year EPS numbers have been restated to reflect the rights issue. The basic and adjusted EPS calculations are based on 586.6 million shares for 2009 and 494.0 million shares for 2008. The diluted EPS calculations are based on 592.3 million shares for 2009 and 496.4 million shares for 2008.

Dividend per share

The Board has proposed an interim dividend of 2.5 pence per share (2008 - 7.75 pence per share), which will be paid on 7 December 2009 to shareholders on the register at 30 October 2009.

Cashflow

The Group generated net cash flow from operating activities before interest and tax of £148.2m (2008 - £148.4m), a reduction of £0.2m.

We invested £22.4m in capital expenditure in the period, including £7.5m in our LBO estate development programme and £7.4m in William Hill Online. We paid £39.1m in net interest costs, £20.9m in tax and £10.7m in minority interest.

Financial position

Net debt for covenant purposes decreased to £636.7m at 30 June 2009 (1 July 2008 - £1,088.7m; 30 December 2008 - £1,022.1m) as a result of using the proceeds of the rights issue to pay down debt.

Risks and uncertainties

The principal risks and uncertainties for the Group remain consistent with those disclosed on page 23 of the 2008 Annual Report and Accounts. Those that are most relevant to our performance in the short term are:

- Ability to realise all or any of the anticipated benefits of the establishment of William Hill Online;
- High dependence on technology and advanced information systems, which may fail or be subject to disruption;
- Reliance on the experience and talent of key personnel and on our ability to recruit and retain qualified employees;
- Impact of a failure to determine accurately the odds at which William Hill will accept bets in relation to any particular event and/or any failure of the Group's risk management processes;
- Dependence on maintaining and enhancing our brand;
- The current deficit in the defined benefits section of the Group's pension plan;
- Impact of any fall in revenue, particularly given the Group's relatively high fixed costs base as a proportion of our total costs; and
- Impact of currency fluctuations and hedging activities.

Going concern

The directors prepare the Group financial statements on a going concern basis. As described in note 12, during the period the Group entered into new banking facilities and also raised £355.8m by means of a one-for-one rights issue. As a result and after making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the interim financial information.

William Hill PLC
Consolidated Income Statement
for the 26 weeks ended 30 June 2009

	Notes	[1] Before exceptional items £m	[1] Exceptional items (note 3) £m	[1] 26 weeks ended 30 June 2009 Total £m	[1] 26 weeks ended 1 July 2008 Total (as restated) £m	52 weeks ended 30 December 2008 Total £m
Continuing Operations						
Amounts wagered		**7,744.7**	-	**7,744.7**	7,778.1	15,553.9
Revenue	2	**515.5**	-	**515.5**	488.8	963.7
Cost of sales	2	**(84.7)**	-	**(84.7)**	(86.2)	(166.2)
Gross profit	2	**430.8**	-	**430.8**	402.6	797.5
Other operating income		**7.3**	-	**7.3**	3.7	6.9
Other operating expenses		**(305.8)**	-	**(305.8)**	(259.8)	(522.9)
Exceptional operating expense	2,3	-	**(7.6)**	**(7.6)**	(2.5)	(5.4)
Share of results of associates and joint ventures		**(0.5)**	-	**(0.5)**	(1.4)	(8.3)
Operating profit	2	**131.8**	**(7.6)**	**124.2**	142.6	267.8
Exceptional items	3	-	**(1.6)**	**(1.6)**	0.3	88.0
Investment income	4	**5.9**	-	**5.9**	13.0	27.0
Finance costs	5	**(34.6)**	**(2.4)**	**(37.0)**	(44.8)	(89.5)
Profit before tax	2	**103.1**	**(11.6)**	**91.5**	111.1	293.3
Tax	3,6	**(26.4)**	**2.7**	**(23.7)**	(31.4)	(59.3)
Profit for the period		**76.7**	**(8.9)**	**67.8**	79.7	234.0
Attributable to:						
Equity holders of the parent	9	**67.6**	**(8.9)**	**58.7**	79.7	234.0
Minority interest	10	**9.1**	-	**9.1**	-	-
		76.7	**(8.9)**	**67.8**	79.7	234.0
Earnings per share (pence)						
Basic (as restated)	8			10.0	16.1	47.3
Diluted (as restated)	8			9.9	16.1	47.1

[1] These periods results are unaudited but are subject to a review by our auditors.

Consolidated Statement of Recognised Income and Expense
for the 26 weeks ended 30 June 2009

	Notes	[1] 26 weeks ended 30 June 2,009 £m	[1]26 weeks ended 1 July 2,008 £m	52 weeks ended 30 December 2,008 £m
Loss on cash flow hedges		**(7.4)**	22.6	(32.0)
Actuarial loss on defined benefit pension scheme	13	**(20.6)**	(32.9)	(31.5)
Tax on items taken directly to equity		**4.7**	4.3	20.5
Net income recognised directly in equity	9	**(23.3)**	(6.0)	(43.0)
Transferred to income statement on cash flow hedges	9	**11.3**	(4.5)	(9.6)

	Notes			
Profit for the period		**67.8**	79.7	234.0
Total recognised income and expense for the period		**55.8**	69.2	181.4
Attributable to:				
Equity holders of the parent		**46.7**	69.2	181.4
Minority interest	10	**9.1**	-	-
		55.8	69.2	181.4

(1) These periods results are unaudited but are subject to a review by our auditors.

William Hill PLC
Consolidated Balance Sheet
as at 30 June 2009

	Notes	(1)**30 June 2009 £m**	(1)1 July 2008 £m	30 December 2008 £m
Non-current assets				
Intangible assets		**1,492.1**	1,368.6	1,491.5
Property, plant and equipment		**201.4**	211.7	209.6
Interest in associates and joint ventures		**8.2**	11.9	6.6
Deferred tax asset		**25.8**	11.2	19.6
		1,727.5	1,603.4	1,727.3
Current assets				
Inventories		**0.4**	0.4	0.5
Trade and other receivables		**50.9**	32.8	31.6
Cash and cash equivalents		**81.1**	69.3	76.5
Derivative financial instruments		**0.3**	23.4	-
Assets held for resale		-	0.6	-
		132.7	126.5	108.6
Total assets	2	**1,860.2**	1,729.9	1,835.9
Current liabilities				
Trade and other payables		**(108.8)**	(78.1)	(109.2)
Current tax liabilities		**(64.4)**	(62.2)	(61.1)
Borrowings		**(0.3)**	(0.7)	(0.8)
Derivative financial instruments		**(38.3)**	(2.2)	(41.5)
		(211.8)	(143.2)	(212.6)
Non-current liabilities				
Borrowings	12	**(674.1)**	(1,127.5)	(1,068.4)
Retirement benefit obligations	13	**(47.8)**	(36.5)	(25.9)
Deferred tax liabilities		**(169.0)**	(172.1)	(171.4)
		(890.9)	(1,336.1)	(1,265.7)
Total liabilities	2	**(1,102.7)**	(1,479.3)	(1,478.3)
Net assets		**757.5**	250.6	357.6

Equity				
Called-up share capital	9	**70.2**	35.4	35.4
Share premium account	9	**317.7**	-	-
Capital redemption reserve	9	**6.8**	6.8	6.8
Merger reserve	9	**(26.1)**	(26.1)	(26.1)
Own shares held	9	**(29.8)**	(33.5)	(31.1)
Hedging and translation reserves	9	**(23.8)**	16.7	(26.2)
Retained earnings	9	**434.6**	251.3	389.3
Equity attributable to equity holders of the parent		**749.6**	250.6	348.1
Minority interest	10	**7.9**	-	9.5
Total equity		**757.5**	250.6	357.6

(1) These periods results are unaudited but are subject to a review by our auditors.

William Hill PLC
Consolidated Cash Flow Statement
for the 26 weeks ended 30 June 2009

	Notes	(1) **26 weeks ended 30 June 2009**	(1) 26 weeks ended 1 July 2008	52 weeks ended 30 December 2008
		£m	£m	£m
Net cash from operating activities	11	**87.2**	93.6	209.9
Investing activities				
Dividend from associate		-	-	2.9
Interest received		**1.0**	6.0	12.9
Proceeds on disposal of property, plant and equipment		**1.0**	1.4	1.6
Proceeds on disposal of shares in joint ventures and associates		-	-	2.1
Proceeds on exceptional sale of freehold properties		-	2.2	4.5
Purchases of property, plant and equipment		**(9.0)**	(15.4)	(28.0)
Purchases of betting licences		-	-	(0.4)
Expenditure on computer software		**(11.3)**	(5.1)	(25.0)
Acquisition of subsidiaries		-	(1.0)	(1.5)
Investment in joint ventures		**(2.1)**	(2.4)	(6.2)
Net cash used in investing activities		**(20.4)**	(14.3)	(37.1)
Financing activities				
SAYE share option redemptions		**0.1**	0.2	0.7
Dividends paid	7	-	(53.8)	(80.8)
Minority dividends paid	10	**(10.7)**	-	-
Repayments of borrowings		**(395.0)**	(25.8)	(85.6)
New debt facility issue costs		**(12.4)**	-	-
Proceeds on issue of shares		**355.8**	-	-
Net cash used in financing activities		**(62.2)**	(79.4)	(165.7)
Net increase/(decrease) in cash and cash equivalents in the period		**4.6**	(0.1)	7.1
Cash and cash equivalents at start of period		**76.5**	69.4	69.4
Cash and cash equivalents at end of period		**81.1**	69.3	76.5

[(1)] These periods results are unaudited but are subject to a review by our auditors.

William Hill PLC
Notes to the Interim Financial Information

1. Basis of accounting

General information

William Hill PLC is a Company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP. The interim financial information for the 26 weeks ended 30 June 2009, which has been approved by a committee of the Board of Directors on 3 August 2009, has been prepared on the basis of the accounting policies set out in the Group's 2008 Annual Report and Accounts on pages 59 to 67, which can be found on the Group's website *www.williamhillplc.co.uk*. This condensed consolidated financial information for the 26 weeks ended 30 June 2009 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, "Interim Financial Reporting" as adopted by the European Union. The condensed consolidated financial information for the 26 weeks ended 30 June 2009 should be read in conjunction with the annual financial statements for the 52 weeks ended 30 December 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The accounting policies, used in the preparation of the interim financial information, have been consistently applied to all periods presented.

The interim financial information for the 26 weeks ended 30 June 2009 is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but has been reviewed by the auditors and their report is set out on page 29. The results for the 52 week period ended 30 December 2008 shown in this report do not constitute the Company's statutory accounts for that period but have been extracted from those accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts. Their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The directors consider that the 'adjusted' earnings per share measure, as disclosed in note 8, provides additional useful information for shareholders on the underlying performance of the business. It is not a recognised measure under IFRS and may not be directly comparable with 'adjusted' measures used by other companies.

Adoption of new and revised standards

In preparing the Group interim financial information for the current year the Group has adopted the following new International Financial Reporting Standards (IFRS), amendments to IFRS and Financial Reporting Interpretations Committee (IFRIC) which have not had a significant effect on the results or net assets of the Group:

IFRIC 13	Customer Loyalty Programmes; and
IFRIC 16	Hedges of a Net Investment in a Foreign Operation.

At the date of authorisation of the Group interim financial information, the following Standards and Interpretations, which have not been applied in the Group interim financial information, were in issue but not yet effective:

IFRS 1 (amended)	IAS 27 (amended) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
IFRS 2 (amended)	Share-based Payment - Vesting Conditions and Cancellations;
IFRS 3 (revised 2008)	Business Combinations;
IFRS 8	Operating segments;
IAS 1 (revised 2007)	Presentation of Financial Statements;
IAS 23 (revised 2007)	Borrowing Costs;
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements;
IAS 32 (amended)	IAS 1 (amended) - Puttable Financial Instruments and Obligations Arising on Liquidation;
IFRIC 12	Service Concession Arrangements;
IFRIC 15	Agreements for the Construction of Real Estate;
IFRIC 17	Distributions of Non-cash Assets to Owners; and
IFRIC 18	Transfers from customers.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

Basis of accounting

The Group interim financial information has been prepared in accordance with IFRS. The Group interim financial information has also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The interim financial information has been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The Group interim financial information incorporates the net assets and results of the Company and entities controlled by the Company (its subsidiaries) made up to 30 June 2009. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition, or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the net assets and results of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Going concern

The directors prepare the Group financial statements on a going concern basis. As described in note 12, during the period the Group entered into new banking facilities and also raised £355.8m by means of a one-for-one rights issue. As a result and after making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the interim financial information.

Restatement

The consolidated income statement for the period ended 1 July 2008 has been restated to reflect the change in accounting policy adopted in the Group's 2008 Annual Report and Accounts, details of which are given on page 67 of that document. The change does not impact operating profit.

2. Segment information

For management purposes, the Group is currently organised into three operating divisions - Retail, Online and Telephone. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 26 weeks ended 30 June 2009:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	6,922.1	590.3	217.1	15.2	-	7,744.7
Payout	(6,528.9)	(490.2)	(198.5)	(11.6)	-	(7,229.2)
Revenue	**393.2**	**100.1**	**18.6**	**3.6**	**-**	**515.5**
GPT, duty, levies and other cost of sales	(65.8)	(14.1)	(4.3)	(0.5)	-	(84.7)
Gross profit	327.4	86.0	14.3	3.1	-	430.8
Depreciation	(14.5)	(3.1)	(0.3)	(0.1)	(0.5)	(18.5)
Amortisation of trade names, affiliate relationships and NCAs	-	(2.8)	-	-	-	(2.8)
Other administrative expenses	(201.4)	(51.5)	(12.8)	(2.8)	(8.7)	(277.2)
Exceptional operating expense	-	(7.6)	-	-	-	(7.6)
Segment operating profit/(loss) pre-exceptional items	**111.5**	**21.0**	**1.2**	**0.2**	**(9.2)**	**124.7**
Exceptional items	-	-	-	-	(1.6)	(1.6)
Segment operating profit/(loss) after exceptional items	**111.5**	**21.0**	**1.2**	**0.2**	**(10.8)**	**123.1**
Share of result of associate, joint ventures, and impairment charges					(0.5)	(0.5)
Investment income					5.9	5.9
Finance costs					(37.0)	(37.0)
(Loss)/profit before tax					**(42.4)**	**91.5**

Balance sheet information

Total segment assets	1,388.0	279.9	85.6	13.0	67.9	1,834.4
Total segment liabilities	(40.0)	(51.4)	(5.9)	(0.4)	(790.6)	(888.3)
Investment in associates and joint ventures	-	-	-	-	2.0	2.0
Capital additions	10.3	6.1	-	-	1.7	18.1
Included within Total assets:						
Goodwill	687.8	183.9	80.4	7.1	-	959.2
Other intangibles with indefinite lives	484.3	-	-	-	-	484.3

Business segment information for the 26 weeks ended 1 July 2008 (as restated):

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	6,801.3	698.7	266.0	14.0	-	7,778.0
Payout	(6,403.1)	(635.2)	(243.2)	(9.7)	-	(7,291.2)
Revenue	**398.2**	**63.5**	**22.8**	**4.3**	**-**	**488.8**
GPT, duty, levies and other cost of sales	(69.6)	(10.6)	(5.5)	(0.5)	-	(86.2)
Gross profit	328.6	52.9	17.3	3.8	-	402.6
Depreciation	(13.2)	(1.7)	(0.5)	(0.2)	(0.5)	(16.1)
Other administrative expenses	(191.9)	(23.5)	(12.3)	(2.8)	(9.5)	(240.0)
Exceptional operating expense	-	(2.5)	-	-	-	(2.5)
Share of result of associate and joint ventures	-	-	-	-	(1.4)	(1.4)
Segment operating profit/(loss) pre-exceptional items	**123.5**	**25.2**	**4.5**	**0.8**	**(11.4)**	**142.6**
Exceptional items	-	-	-	-	1.7	1.7
Segment operating profit/(loss) after exceptional items	**123.5**	**25.2**	**4.5**	**0.8**	**(9.7)**	**144.3**
Share of result of associate, joint ventures, and impairment charges					(1.4)	(1.4)
Investment income					13.0	13.0
Finance costs					(44.8)	(44.8)
(Loss)/profit before tax					**(42.9)**	**111.1**
Balance sheet information						
Total segment assets	1,410.5	122.0	84.3	15.6	86.3	1,718.7
Total segment liabilities	(45.6)	(23.6)	(5.8)	(0.8)	(1,189.6)	(1,265.4)
Investment in associates and joint ventures	-	-	-	-	11.9	11.9
Capital additions	9.2	6.3	-	0.2	1.2	16.9
Included within Total assets:						
Goodwill	687.8	97.2	80.4	7.1	-	872.5
Other intangibles with indefinite lives	483.9	-	-	-	-	483.9

Business segment information for the 52 weeks ended 30 December 2008:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	13,567.0	1,414.8	545.0	27.1	-	15,553.9
Payout	(12,776.3)	(1,289.7)	(505.2)	(19.0)	-	(14,590.2)
Revenue	**790.7**	**125.1**	**39.8**	**8.1**	**-**	**963.7**
GPT, duty, levies and other cost of sales	(135.6)	(20.4)	(9.2)	(1.0)	-	(166.2)
Gross profit	655.1	104.7	30.6	7.1	-	797.5
Depreciation	(28.0)	(4.4)	(1.1)	(0.3)	(2.1)	(35.9)

Other administrative expenses	(387.0)	(45.7)	(23.6)	(5.6)	(18.2)	(480.1)
Exceptional operating expense	-	(5.4)	-	-	-	(5.4)
Segment operating profit/(loss) pre-exceptional items	**240.1**	**49.2**	**5.9**	**1.2**	**(20.3)**	**276.1**
Exceptional items	-	86.4	-	-	2.8	89.2
Segment operating profit/(loss) after exceptional items	**240.1**	**135.6**	**5.9**	**1.2**	**(17.5)**	**365.3**
Share of result of associate, joint ventures, and impairment charges					(9.5)	(9.5)
Investment income					27.0	27.0
Finance costs					(89.5)	(89.5)
(Loss)/profit before tax					**(89.5)**	**293.3**
Balance sheet information						
Total segment assets	1,363.9	261.0	90.0	15.5	85.9	1,816.3
Total segment liabilities	(38.6)	(39.0)	(8.9)	(0.3)	(1,181.7)	(1,268.5)
Investment in associates and joint ventures	-	-	-	-	6.6	6.6
Capital additions	29.5	17.4	4.9	0.3	-	52.1
Included within Total assets:						
Goodwill	687.8	183.9	80.4	7.1	-	959.2
Other intangibles with indefinite lives	484.3	-	-	-	-	484.3

The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. The Online segment comprises all activity undertaken on-line including an online sportsbook, online casino, online poker sites and other gaming products. The telephone segment comprises the Group's telephone betting services including telephone bet capture positions at its call centres in Leeds and Sheffield. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

Seasonality

The Group's overall profitability is primarily sensitive to sporting results, particularly on significant events that attract a large amount of stakes. However as the gaming element of revenue, relating to FOBT machines and William Hill Online, increases then this sensitivity is reduced. The comparator figures for 2008 include Euro 2008.

Reconciliation of segment assets /(liabilities) to the consolidated balance sheet

	Assets			**Liabilities**		
	30 June 2009 £m	1 July 2008 £m	30 December 2008 £m	**30 June 2009 £m**	1 July 2008 £m	30 December 2008 £m
Total segment assets/(liabilities)	**1,834.4**	1,718.7	1,816.3	**(888.3)**	(1,265.4)	(1,268.5)
Current tax assets/(liabilities)	-	-	-	**(45.4)**	(41.8)	(38.4)
Deferred assets/(liabilities)	**25.8**	11.2	19.6	**(169.0)**	(172.1)	(171.4)
Total assets/(liabilities)	**1,860.2**	1,729.9	1,835.9	**(1,102.7)**	(1,479.3)	(1,478.3)

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the

reader's attention, in understanding the Group's financial performance. Exceptional items are as follows:

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
Operating			
Impairment of assets and costs in relation to termination of NextGen programme[1]	-	(2.5)	(4.0)
Integration costs in respect of William Hill Online [2]	**(7.6)**	-	(1.4)
Impairment of joint ventures [3]	-	-	(5.4)
	(7.6)	(2.5)	(10.8)
Non-Operating			
Gain on disposal of William Hill Online [4]	-	-	86.4
Sale and leaseback of LBO properties [5]	-	1.7	2.8
Loss on disposal of joint venture [6]	-	(1.4)	(1.2)
Refinancing costs [7]	**(1.6)**	-	-
Fair value loss on hedging arrangements [8]	**(2.4)**	-	-
	(4.0)	0.3	88.0
Total exceptional items	**(11.6)**	(2.2)	77.2

[1] In November 2007 the Board of Directors instigated a review of the NextGen programme. As a result of the review the programme was terminated. This decision resulted in an impairment charge of £20.9m in the 53 weeks ended 1 January 2008. During the 52 weeks ended 30 December 2008 further costs of £4.0m were incurred relating to this decision.

[2] Integration costs of £7.6m have been incurred in relation to the WH Online transaction.

[3] In 2008, the Group reviewed the carrying value of its Spanish joint venture, as a result of the deteriorating economic conditions in Spain, as required by IAS 31'impairment of assets'. This resulted in an impairment charge of £5.4m in the 52 weeks to 30 December 2008. The interest in its Spanish joint ventures was impaired to its recoverable amount, based on a value in use calculation.

[4] WH Online – in October 2008 the Group announced its intention to buy certain assets and companies from Playtech Limited in return for a share in its online business. The sale of part of its online business was completed on 30 December 2008 and generated a gain of £86.4m. The tax charge on this gain was low as there was not a disposal of the underlying assets for tax purposes.

[5] Income in the 52 weeks to 30 December 2008 arose from the sale and leaseback of LBO properties and is shown net of costs.

[6] On 2 July 2008 the Group announced the sale of its Italian joint venture company, William Hill Codere Italia Srl to INTRALOT Italia spa. This resulted in a loss on disposal during the 52 week period ended 30 December 2008.

[7] On 27 February 2009, the Group announced an underwritten rights issue and refinancing of its bank loans. Costs relating specifically to the bank refinancing have been capitalised and written off over the term of the facilities, leaving £1.6m expensed as an exceptional item.

[8] The Group's policy is to hedge variable interest rates on its loans at around 80% of the total exposure to variable interest rates, using an equal mixture of swaps and collars, with any movements in valuation taken to equity. The proceeds of the rights issue were used to pay down £350m of debt, resulting in the Group being overhedged. The Group has therefore de-designated three of its derivative contracts from hedge accounting and under IAS 39 reclassed the cumulative losses on these contracts to the income statement.

Exceptional tax credit/(charges) are as follows:

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
Tax relief expected in respect of assets impairment and costs in			

relation to the termination of the NextGen programme [1]	-	0.7	1.1
Integration costs in respect of William Hill Online [2]	**2.0**	-	0.3
Impairment of joint ventures [3]	-	(0.5)	-
Gain on disposal of William Hill Online [4]	-	-	(1.7)
Deferred tax charge on held over capital gain on sale and leaseback of LBO's [5]	-	-	(0.7)
Deferred tax credit on fair value loss on hedging arrangements [8]	**0.7**	-	-
	2.7	0.2	(1.0)

4. Investment income

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
Interest on bank deposits	**1.0**	1.5	3.3
Fair value gains on interest rate swaps and collars transferred from equity for cash flow hedges of floating rate debt	-	4.5	9.6
Expected return on pension scheme assets (note 13)	**4.9**	7.0	14.1
	5.9	13.0	27.0

5. Finance cost

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
Interest payable and similar charges:			
Bank loans and overdrafts	**18.6**	37.5	74.9
Fair value losses on interest rate swaps and collars transferred from equity for cash flow hedges of floating rate debt	**8.9**	-	-
Amortisation of finance costs	**0.7**	0.7	1.8
Net interest payable	**28.2**	38.2	76.7
Interest on pension scheme liabilities (note 13)	**6.4**	6.6	12.8
Exceptional interest payable (Fair value loss on hedging arrangements)	**2.4**	-	-
	37.0	44.8	89.5

6. Tax on profit on ordinary activities

The effective rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 25.5% (26 weeks ended 1 Jul 2008 - 27.6%; 52 weeks ended 30 December 2008 - 26.6%). This is lower than the statutory rate of 28% due to a lower effective tax rate on the income of William Hill Online. The prior year tax charge was lower than the statutory rate due to adjustments in respect of prior periods.

The effective rate in respect of ordinary activities after exceptional costs and excluding associate and joint venture income is 25.9% (26 weeks ended 1 July 2008 - 27.9%; 52 weeks ended 30 December 2008 - 19.7%).

7. Dividends proposed and paid

30 June	1 July	30 December	**30 June**	1 July	30 December

	2009 Per share	2008 Per share	2008 Per share	2009 £m	2008 £m	2008 £m
Equity shares:						
- current year interim dividend paid	-	-	7.75p	-	-	27.0
- prior year final dividend paid	-	15.50p	15.50p	-	53.8	53.8
	-	15.50p	23.25p	-	53.8	80.8
Proposed dividend	**2.5p**	7.75p	-	**17.4**	26.9	-

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. In addition, the Company does not pay dividends on shares held in treasury.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	26 weeks ended 30 June 2009			26 weeks ended 1 July 2008 (Restated)		
	Basic	**Potentially dilutive share options**	**Diluted**	Basic	Potentially dilutive share options	Diluted
Profit after tax for the financial period £m	**58.7**	-	**58.7**	79.7	-	79.7
Exceptional items (note 3)	**11.6**	-	**11.6**	2.2	-	2.2
Exceptional items - tax credit (note 3)	**(2.7)**	-	**(2.7)**	(0.2)	-	(0.2)
Amortisation of intangibles	**2.8**	-	**2.8**	-	-	-
Amortisation - tax credit	**(0.7)**	-	**(0.7)**	-	-	-
Profit after tax for the financial period before adjusted items	**69.7**	-	**69.7**	81.7	-	81.7
Weighted average number of shares (million)	**586.6**	**5.7**	**592.3**	494.0	2.4	496.4
Earnings per share (pence)	**10.0**	**(0.1)**	**9.9**	16.1	-	16.1
Exceptional items	**1.5**	-	**1.5**	0.4	-	0.4
Amortisation of intangibles	**0.4**	-	**0.4**	-	-	-
Earnings per share - adjusted	**11.9**	**(0.1)**	**11.8**	16.5	-	16.5

	52 weeks ended 30 December 2008 (Restated)		
	Basic	Potentially dilutive share options	Diluted
Profit after tax for the financial period £m	234.0	-	234.0
Exceptional items (note 3)	(77.2)	-	(77.2)
Exceptional items - tax charge (note 3)	1.0	-	1.0
Profit after tax for the financial period before exceptional items	157.8	-	157.8
Weighted average number of shares (million)	494.4	2.6	497.0
Earnings per share (pence)	47.3	(0.2)	47.1
Exceptional items	(15.4)	-	(15.4)
Earnings per share - adjusted	31.9	(0.2)	31.7

The comparator figures have been restated to take into account the impact of the rights issue in line with IAS 33.

An adjusted earnings per share, based on profit for the prior period before exceptional items and amortisation of intangibles, has been presented in order to highlight the underlying performance of the Group.

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 5.7million in the 26 weeks ended 30 June 2009 (26 weeks ended 1 July 2008 - 6.4million and 52 weeks ended 30 December 2008 - 6.2million).

9. Reserves

	Called-up share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Hedging and translation reserves £m	Retained earnings £m	Total £m
At 2 January 2008	**35.4**	**-**	**6.8**	**(26.1)**	**(34.4)**	**3.2**	**248.2**	**233.1**
Profit for the financial period	-	-	-	-	-	-	234.0	234.0
Dividends paid (note 7)	-	-	-	-	-	-	(80.8)	(80.8)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	(20.3)	(22.7)	(43.0)
Credit recognised in respect of share remuneration	-	-	-	-	-	-	4.1	4.1
Tax receipt in respect of share remuneration	-	-	-	-	-	-	8.9	8.9
Transfer to income	-	-	-	-	-	(9.6)	-	(9.6)
Transfer of own shares to recipients	-	-	-	-	3.3	-	(2.4)	0.9
Exchange differences on translation of overseas operations	-	-	-	-	-	0.5	-	0.5
At 30 December 2008	**35.4**	**-**	**6.8**	**(26.1)**	**(31.1)**	**(26.2)**	**389.3**	**348.1**
Profit for the financial period	-	-	-	-	-	-	58.7	58.7
Rights issue (note 12)	34.8	317.7	-	-	-	-	-	352.5
Items taken directly to statement of recognised income and expense	-	-	-	-	-	(8.5)	(14.8)	(23.3)
Credit recognised in respect of share remuneration	-	-	-	-	-	-	2.6	2.6
Transfer to income	-	-	-	-	-	11.3	-	11.3
Transfer of own shares to recipients	-	-	-	-	1.3	-	(1.2)	0.1
Exchange differences on translation of overseas operations	-	-	-	-	-	(0.4)	-	(0.4)
At 30 June 2009	**70.2**	**317.7**	**6.8**	**(26.1)**	**(29.8)**	**(23.8)**	**434.6**	**749.6**

Own shares held comprise:

	30 June 2009			1 July 2008			30 December 2008		
	Number of shares	**Nominal value £m**	**Cost £m**	Number of shares	Nominal value £m	Cost £m	Number of shares	Nominal value £m	Cost £m
William Hill Holdings EBT	**3,809,000**	**0.4**	**20.3**	32,000	-	-	1,000	-	-
Treasury shares	**1,789,000**	**0.2**	**9.5**	6,297,000	0.6	33.5	5,846,000	0.6	31.1
	5,598,000	**0.6**	**29.8**	6,329,000	0.6	33.5	5,847,000	0.6	31.1

The shares held in treasury were purchased at a weighted average price of £5.32. At 30 June 2009 the total market value of own shares held in treasury and in the Trust was £11.0m.

10. Minority interest

	£m

At 1 January 2008	-
William Hill Online	9.5
At 30 December 2008	**9.5**
William Hill Online - profit atributable	9.1
William Hill Online - dividends paid	(10.7)
At 30 June 2009	**7.9**

The minority interest relates to the share in William Hill Online owned by Playtech Limited.

11. Notes to the cash flow statement

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
Operating profit before exceptional items	**131.8**	145.1	278.6
Adjustments for:			
Share of result of associates and joint ventures	**0.4**	1.4	2.9
Depreciation of property, plant and equipment	**14.5**	13.9	29.5
Amortisation of computer software	**4.0**	2.2	6.4
Amortisation of Trade names, affiliates and NCA	**2.8**	-	-
Loss/(gain) on disposal of property, plant and equipment	**0.2**	(0.3)	(0.7)
Gain on disposal of LBOs	**(0.6)**	(0.7)	(0.1)
Cost charged in respect of share remuneration	**2.6**	1.6	4.1
Defined benefit pension cost less cash contributions	**(0.2)**	0.8	(7.6)
Foreign exchange reserve movement	**(0.4)**	0.3	0.5
Exceptional operating expense	**(5.3)**	-	(2.4)
Movement on financial derivatives	**(2.0)**	(2.5)	0.2
Operating cash flows before movements in working capital:	**147.8**	161.8	311.4
Decrease in inventories	**0.1**	0.2	0.1
Increase in receivables	**(10.1)**	(0.7)	(2.7)
Increase/(decrease) in payables	**10.4**	(12.9)	(1.4)
Cash generated by operations	**148.2**	148.4	307.4
Income taxes paid	**(20.9)**	(17.6)	(38.1)
Interest paid	**(40.1)**	(37.2)	(59.4)
Net cash from operating activities	**87.2**	93.6	209.9

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Analysis and reconciliation of net debt:

	30 December 2008 £m	**Cash flow £m**	**Other non-cash items £m**	**30 June 2009 £m**
Analysis of net debt				
Cash and cash equivalents at bank and in hand	76.5	**4.6**	**-**	**81.1**
Debt due within one year	(0.8)	**0.5**	**-**	**(0.3)**
Debts due after more than one year	(1,068.4)	**395.0**	**(0.7)**	**(674.1)**
Total	(992.7)	**400.1**	**(0.7)**	**(593.3)**

Cash and cash equivalents at bank include amounts held on behalf of clients, in respect of deposits received and

customer winnings.

12. Borrowings and rights issue

On 27 February 2009, the Group entered into new banking facilities to provide funding of £838.5m from 2010. In addition, on 8 April 2009, the Group issued 347,927,441 ordinary shares of 10 pence at £1.05 by means of a 1 for 1 rights issue. The proceeds of the rights issue, net of fees and expenses, were principally used to repay debt. The table below summarises the Group's borrowings:

	30 June 2009 £m	1 July 2008 £m	30 December 2008 £m
Borrowings:			
Bank loans	673.7	1,127.2	1,068.0
Obligations under finance leases	0.7	1.0	1.2
	674.4	1,128.2	1,069.2
The borrowings are repayable as follows:			
On demand or within one year	0.3	0.7	0.8
In the second year	0.4	880.3	820.4
In the third to fifth years inclusive	675.0	250.0	250.0
	675.7	1,131.0	1,071.2
Less: expenses relating to loan	(1.3)	(2.8)	(2.0)
	674.4	1,128.2	1,069.2
Less: amount due for settlement within 12 months (shown under current liabilities)	(0.3)	(0.7)	(0.8)
	674.1	1,127.5	1,068.4

Following the refinancing announced in February 2009, the Group has the following facilities:

A £350m term loan, repayable on 1 March 2010 (Facility A);

A £350m revolving credit facility, available until 1 March 2010 (Facility B); and

A £250m term loan, repayable in July 2011.

In the 26 weeks ended 30 June 2009, the Company has paid back principal amounts as follows:

Facility A (Term loan) - £250m; and

Facility B (Revolving credit draw down facility) - £145m.

Refinanced Facilities

From 1 March 2010, the Group will have the following facilities:

A £250m term loan, repayable in July 2011;

A £538.5m term and revolving facilities, maturing in March 2012; and

A £50m one-year facility, repayable in February 2011.

These facilities will be used to repay debt maturing in March 2010, and have been shown as a Non-current liability as the terms of them are not substantially different from the existing facility.

The finance fees on the new facilities have been allocated to the term loan and revolving facility in proportion to the amounts available under each facility. At 30 June 2009 these amounts have been capitalised as prepayments in the consolidated balance sheet and they will be amortised on a straight-line basis over the period for which the facilities remain available.

13. Retirement benefit schemes

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom and Republic of Ireland. The UK schemes are operated under a single trust and the assets of all the schemes held separately from those of the Group in funds under the control of trustees. The respective costs of these schemes are as follows:

26 weeks	26 weeks	52 weeks

	ended 30 June 2009 £m	ended 1 July 2008 £m	ended 30 December 2008 £m
Defined contribution scheme (charged to operating profit)	**1.1**	1.0	2.0
Defined benefit scheme (charged to operating profit)	**2.7**	3.2	6.4
Defined benefit scheme charged/(credited) to finance costs	**1.5**	(0.5)	(1.3)
Defined benefit scheme charged to statement of recognised income and expense	**20.6**	32.9	31.5
	25.9	36.6	38.6

Disclosure of principal assumptions

The financial assumptions used by the actuary in determining the present value of the defined benefit scheme's liabilities were:

	30 June 2009	1 July 2008	30 December 2008
Rate of increase of salaries	**4.40%**	4.75%	3.75%
Rate of increase of pensions in payment	**3.40%**	3.75%	2.75%
Discount rate	**6.25%**	6.25%	6.00%
Rate of increase in inflation	**3.40%**	3.75%	2.75%

In accordance with the accounting standard, the discount rate has been determined by reference to market yields at the balance sheet date on high quality fixed income investments at a term consistent with the expected duration of the liabilities. Price inflation is determined by the difference between the yields on fixed and index-linked government bonds with an adjustment to allow for differences in the demand for these bonds, which can distort this figure. The Bank of England target inflation rate has also been considered in setting this assumption. The expected rate of salary growth and pension increases are set with reference to the expected rate of inflation.

The assets in the scheme and their expected rate of return are set out in the table below. The expected rate of return is determined by taking the long term rates of return available on government and corporate bonds at the balance sheet date. The expected return on equities is calculated by applying a suitable "risk premium" to the return on government bonds having regard to historic returns and long-term future expectations.

	30 June 2009		1 July 2008		30 December 2008	
	Expected return %	**value £m**	Expected return %	value £m	Expected return %	value £m
Equities	**6.30**	**95.2**	7.00	153.0	5.90	91.4
Corporate Bonds	**6.25**	**29.9**	6.25	19.7	6.00	28.4
Gilts and Cash	**4.30**	**65.1**	5.00	35.7	3.90	69.6
Total market value of assets		**190.2**		208.4		189.4
Present value of scheme liabilities		**(238.0)**		(244.9)		(215.3)
Deficit in scheme		**(47.8)**		(36.5)		(25.9)

Movements in the present value of defined benefit obligations in the current period were as follows:

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
At beginning of period	**215.3**	232.5	232.5
Movement in period:			
Service cost	**2.5**	3.1	6.2
Interest cost	**6.4**	6.6	12.8
Contributions from scheme members	**0.5**	0.6	1.1
Actuarial losses/(gains)	**16.9**	6.1	(30.6)

Benefits paid	**(3.9)**	(4.1)	(6.9)
Past service cost	**0.3**	0.1	0.2
At end of period	**238.0**	244.9	215.3

Movements in the present value of fair value of scheme assets in the current period were as follows:

	26 weeks ended 30 June 2009 £m	26 weeks ended 1 July 2008 £m	52 weeks ended 30 December 2008 £m
At beginning of period	**189.4**	229.2	229.2
Movement in period:			
Expected return on scheme assets	**4.9**	7.0	14.1
Actuarial losses	**(3.7)**	(26.8)	(62.1)
Contributions from the sponsoring companies	**3.0**	2.5	13.9
Contributions from scheme members	**0.5**	0.6	1.1
Benefits paid	**(3.9)**	(4.1)	(6.8)
At end of period	**190.2**	208.4	189.4

14. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associate and joint ventures are disclosed below.

Trading transactions
Associate
The Group holds an investment of 19.5% of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS). During the period the Group made purchases of £15.8m (26 weeks ended 1 July 2008 - £15.2m; 52 weeks ended 30 December 2008 - £31.2m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 30 June 2009 the amount payable to Satellite Information Services Limited by the Group was £nil (1 July 2008 - £0.1m; 30 December 2008 - £nil). Purchases were made at market price. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

Joint ventures
The Group holds investments in the following companies Codere Apuestas SA, Codere Apuestas Espana SL, and Garaipen Victoria Apustuak SL, which form the Groups joint ventures, details of which are given in the 2008 Annual Report. During the period the Group recharged certain administrative expenses totaling £0.4m (26 weeks ended 1 July 2008 - £0.9m; 52 weeks ended 30 December 2008 - £1.7m), incurred on behalf of the joint ventures, back to them.

At 30 June 2009 £0.4m was receivable from the Group's joint ventures (1 July 2008 £2.2m; 30 December 2008 £nil).

At 30 June 2009 the Group had guarantee arrangements with the Royal Bank of Scotland totaling £5.8m, in respect of conditions contained in various licences and concessions awarded to the joint ventures (1 July 2008 - £5.3m; 30 December 2008 - £6.6m).

William Hill PLC

Interim results for the 26 weeks ended 30 June 2009

Responsibility statement

We confirm that to the best of our knowledge:

(a) The condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';
(b) The interim management report includes a fair review of the important events during the first 26 weeks and description of the principal risks and uncertainties for the remaining 26 weeks of the financial period, as required by DTR 4.2.7R; and
(c) The interim management report includes a fair review of disclosure of related party transactions and changes

therein, as required by DTR 4.2.8R.

By order of the Board,

R.J. Topping
Director
4 August 2009

S.P. Lane
Director
4 August 2009

Independent Review report to William Hill PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim management report for the 26 week period ended 30 June 2009, which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim management report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim management report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim management report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this interim management report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim management report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim management report for the 26 weeks ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK

4 August 2009

Glossary and abbreviations

Gross win	Gross win is used internally as a key performance indicator of the Group's business and the Board believes presentation of gross win enhances an investor's understanding of the Group's underlying financial condition and results of operations. It is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines.
Net revenue	This is defined as gross win less VAT on gaming machines and fair-value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in retail.
AMLD	Amusement Machine Licence Duty, payable on machines
Category B2	With gaming machines, Category B2 games have a maximum stake of £100, maximum payout of £500 and each game is a minimum of 20 seconds
Category B3	With gaming machines, Category B3 games have a maximum stake of £1, maximum payout of £500 and each game is a minimum of 2.5 seconds
Category C	With gaming machines, Category C games have a maximum stake of 50 pence, maximum payout of £70

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 04 August 2009 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8039W
William Hill PLC
04 August 2009

William Hill Online to move Sportsbook to Gibraltar

4 August 2009

William Hill PLC (LSE: WMH) (William Hill or the Group) announces that its online betting and gaming business, William Hill Online, will be moving its online betting service, Sportsbook, and online fixed-odds games from the UK to Gibraltar, the headquarters of its online operation. Thereafter, the Sportsbook and Games will be operating under a Gibraltar licence.

The transfer of the Sportsbook and fixed-odds games is part of the ongoing integration of William Hill Online. William Hill Online was created in December 2008 through the combination of William Hill's existing interactive business with assets acquired from Playtech Limited.

Gibraltar is a leading centre for online betting and gaming companies, offering access to skilled employees, an established regulatory environment and a competitive tax regime. William Hill Online's headquarters and core gaming operations are already based in Gibraltar. Approximately 75 employees have relocated from William Hill's UK operations to join William Hill Online in Gibraltar.

As a result of the move, William Hill Online will benefit from cost savings already being achieved by other offshore operators, which have previously put it at a commercial disadvantage. William Hill continues to have a substantial presence

in the UK and Ireland, including 2,300 licensed betting offices and around 16,000 employees. It paid almost £300m in UK taxes and levies in 2008.

Ralph Topping, Chief Executive of William Hill, commented:

"We are ambitious for William Hill Online to be a successful online betting and gaming business on the international stage. Having acquired European-focused websites, global marketing and multi-lingual customer services capabilities, this is the logical next step in our development of this business. William Hill Online has an increasingly international customer base and this move will ensure we are well positioned to compete on an international stage."

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

MSCILFFDTVIVIIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 August 2009 16:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2752X
William Hill PLC
11 August 2009

11 August 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 August 2009, 185,967 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,042,630 ordinary shares in issue, in addition 1,603,570 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFVETDILLIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 13 August 2009 15:30
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4169X
William Hill PLC
13 August 2009

13 August 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 13 August 2009, 494,037 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,536,667 ordinary shares in issue, in addition 1,109,533 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFFSTRIVLIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 17 August 2009 16:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5729X
William Hill PLC
17 August 2009

17 August 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 17 August 2009, 55,715 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,592,382 ordinary shares in issue, in addition 1,053,818 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

POSILFIETDIDLIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 August 2009 16:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7862X
William Hill PLC
20 August 2009

The following notification was received on 18 August 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
20 August 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	14 August 2009
6. Date on which issuer notified:	18 August 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	34,553,851	34,553,851	36,353,123		36,353,123		5.18

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
36,353,123	5.18

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:

10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	1,799,272
12. Date on which proxy holder will cease to hold voting rights:	14 August 2009

13. Additional information:	None
14. Contact name:	Amanda Chana
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
917,200	FMRCO	BANK OF NEW YORK
224,000	FMTC	BANK OF NEW YORK
3,405,600	FMRCO	BROWN BROTHERS HARRIMAN AND CO
16,000	PTC	BROWN BROTHERS HARRIMAN AND CO
79,200	FCL	CIBC MELLON TRUST
24,570,970	FMRCO	JP MORGAN CHASE BANK
157,500	FMTC	JP MORGAN CHASE BANK
1,519,200	FMRCO	MELLON BANK NA
360,500	FMTC	MELLON BANK NA
568,800	PTC	MELLON BANK NA
49,400	FMRCO	NORTHERN TRUST CO
255,153	FMTC	NORTHERN TRUST CO
453,500	FICL	STATE STR BANK AND TR CO
82,200	FMR	STATE STR BANK AND TR CO
1,250,400	FMRCO	STATE STR BANK AND TR CO
1,523,700	FMTC	STATE STR BANK AND TR CO
184,900	PTC	STATE STR BANK AND TR CO
93,200	FCL	CIBC MELLON TRUST (C)
404,100	FCL	ROYAL TRUST TORONTO
67,600	PTC	BANK OF NEW YORK MELLON
170,000	FCL	NATIONAL BANK TRUST (C)
36,353,123		**Grand Total Ordinary Shares**

Current Ownership Percentage: 5.18%

Total Shares Held: 36,353,123

Issued Share Capital: 700,536,667

END

HOLDGGZRKGZGLZM

20 August 2009

In Post:

Any letters from solicitors regarding accident in shops can wait. There is usually a 21 day period to reply.

Any legal claim forms, unless they are obvious who they go to, show to Imran.

If there is a Major Shareholder Notification Form TR-1 give to Dennis.

Any insurance queries can usually wait for my return or if urgent, Dennis can contact AON for advice.

Any charity requests can wait.

Crasbo requests

Allocate new number from Crasbo number book and email information back. Just note name by side of number. Leave for me to send out notification on my return.

Signings

Dennis can sign most documents, so get him to sign first and let you know if only one signature needed. Then please write on the covering memo, names of parties concerned, initials of who signed and date, then return the original document in the internal post and keep the memo for me.

If a second signature is needed, TM can sign WHO and D Steele can sign most other companies. If an Irish or IOM company, get Dennis to check on Blueprint, who signatories are and then do the same as above.

If a seal is needed, usually just WHO, the seal is a grey one in the top box next to Dennis and the red seals are in my top drawer.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 27 August 2009 11:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1140Y
William Hill PLC
27 August 2009

27 August 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 26 August 2009, 29,608 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plans 2005 and 2006 and LTIP 2002.

On the same date, a further 21,494 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 127 pence.

Following the above transfer of shares out of treasury, the

Company has a total of 700,643,484 ordinary shares in issue, in addition 1,002,716 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFSITSIDFIA